ELECTRONIC DATA SYSTEMS CORPORATION

EDS 401(k) PLAN

(FORMERLY KNOWN AS THE EDS DEFERRED COMPENSATION PLAN)

FORM 11-K

ANNUAL REPORT

FOR THE YEAR ENDED DECEMBER 31, 2001

FILED PURSUANT TO SECTION 15(d)

OF THE

SECURITIES EXCHANGE ACT OF 1934

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549-1004

FORM 11-K

 X            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

                EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

___          TRANSITION REPORT TO SECTION 15(D) OF THE SECURITIES

                EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 1-11779

EDS 401(K) PLAN

(formerly known as the EDS DEFERRED COMPENSATION PLAN)

(Full title of the plan)

Electronic Data Systems Corporation

5400 Legacy Drive

Plano, Texas 75024-3105

(Name of issuer of the securities held pursuant to

the plan and the address of its principal executive offices)

Registrant's telephone number, including area code: (972) 604-6000

Notices and communications from the Securities and the Exchange Commission relative to this report should be forwarded to:

                                                                                                                            Michael Milton, Controller

                                                                                                                            Electronic Data Systems Corporation

                                                                                                                            5400 Legacy Drive

                                                                                                                            Plano, Texas 75024-3105

EDS 401(K) PLAN

Financial statements and exhibit

Table of Contents

                                                                                                                                                                                                                                             Page

(a)    FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

        Independent Auditors' Report                                                                                                                                                                                   5

        Basic Financial Statements:

Statements of Net Assets Available for Benefits - December 31, 2001 and 2000                                                                                           6

Statements of Changes in Net Assets Available for Benefits - years ended December 31, 2001 and 2000                                                      7

Notes to Financial Statements                                                                                                                                                                       8

        Supplemental Schedules:

1.  Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2001                                                                           15

2.  Schedule H, Line 4j - Schedule of Reportable Transactions - for the year ended December 31, 2001                                                     17

        Other Schedules:

                  All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted, as they are not applicable or the required information is shown in the financial statements or the notes thereto.

(b)    EXHIBIT

        Exhibit 23 - Consent of Independent Auditors                                                                                                                                                        18

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the EDS 401(K) Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EDS 401(K) PLAN

              (Name of plan)

Electronic Data Systems Corporation

Plan Administrator

Date: June 25, 2002                                                                                         By: /S/ MICHAEL MILTON

                                                                                                                                Michael Milton, Controller

Independent Auditors' Report

The Trustee

EDS 401(K) Plan:

We have audited the accompanying statements of net assets available for benefits of the EDS 401(K) Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the EDS 401(K) Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 14, 2002

EDS 401(K) PLAN

Statements of Net Assets Available for Benefits

December 31, 2001 and 2000

	2001	2000
Assets:
Investments (note 4):
Income Fund, primarily at contract value	$ 240,988,642	204,773,572
Investments in stocks and mutual funds, at quoted market prices	2,267,930,598	2,157,420,153
Loan Fund, at unpaid principal balance, which approximates fair value	51,977,454	49,838,350
Total Assets	2,560,896,694	2,412,032,075
Contributions receivable	3,892,506	3,318,757
Net Assets available for benefits	$ 2,564,789,200	$ 2,415,350,832
	============	============
The accompanying notes are an integral part of the financial statements.

EDS 401(K) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2001 and 2000

	2001	2000
Additions to net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments (note 4)	$ (135,503,365)	$ (324,302,103)
Interest	22,732,937	23,093,145
Dividends	48,554,966	179,666,731
Total investment loss	(64,215,462)	(121,542,227)
Employee contributions	238,024,753	223,640,019
Employer contributions	44,504,219	45,132,383
Net assets transferred from other plans (note 1)	54,846,085	24,972,438
Total additions	273,159,595	172,202,613
Deductions from net assets attributed to:
Benefits paid and withdrawals	(123,703,312)	(256,526,731)
Net assets transferred to other plans (note 1)	(17,915)	(11,027,978)
Net increase (decrease)	149,438,368	(95,352,096)
Net assets available for benefits at:
Beginning of year	2,415,350,832	2,510,702,928
End of year	$ 2,564,789,200	$ 2,415,350,832
	============	============
The accompanying notes are an integral part of the financial statements.

EDS 401(K) Plan

Notes to Financial Statements

December 31, 2000 and 1999

(1)      Description of Plan

The EDS 401(K) Plan (the Plan) became effective July 1, 1983, with employees admitted to the Plan October 1, 1983. As used herein, the terms "EDS", "the Company" and "Employer" refer to Electronic Data Systems Corporation and its adopting subsidiaries, which participate in the Plan. The following description of the Plan reflects all Plan amendments as of December 31, 2001 and is provided for general purposes only. Participants should refer to the Plan document, as amended, for more complete information.

(a)     General

The Plan is a defined contribution plan covering eligible employees of the Company. An employee becomes eligible to participate in the Plan upon the commencement of service with the Employer.

For financial statement purposes, the fair values of assets transferred from or to other plans are reflected as of the dates of transfer.

The Vanguard Fiduciary Trust Company (Vanguard) is the asset custodian, record keeper and trustee for the Plan. The Vanguard Group of Investment Companies manages 12 of the 14 investment funds of the Plan. The Plan's Investment Committee has responsibility for managing the Income Fund and EDS Stock Fund and for selecting the investment funds available for employee directed investments.

The Plan is subject to the provisions of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA), as amended and the Internal Revenue Code (IRC), as amended. The Plan is subject to the provisions of Section 404(c) of ERISA. The Plan was created to provide additional incentive and retirement security for eligible employees. The Plan allows for 14 active investment funds, 13 of which allow for participant direction of investment:

Income Fund, which is a fixed income fund;

EDS Stock Fund, which consists of EDS common stock;

Vanguard Money Market Reserves-Prime Portfolio (Vanguard Money Market Reserves), a short-term investment fixed income fund;

Vanguard Federal Money Market Fund, a short-term investment fixed income fund;

Vanguard Wellington Fund, a stock and bond mutual fund;

Vanguard Growth and Income Portfolio (Vanguard Growth and Income), a growth and income stock mutual fund;

Vanguard U.S. Growth Portfolio, a growth stock mutual fund;

(Continued)

Vanguard International Growth Portfolio (Vanguard International Growth), a growth stock mutual fund investing in foreign companies;

Vanguard Explorer Fund, an aggressive growth stock fund;

Vanguard Bond Index Fund, an intermediate-term bond fund;

Vanguard 500 Index Fund, an index fund based on the Standard & Poor's 500 Composite Stock Price Index;

Vanguard LifeStrategy Conservative Growth Fund, a conservative mix of stocks, bonds and cash reserves;

Vanguard LifeStrategy Moderate Growth Fund, a moderate mix of stocks, bonds and cash reserves; and

Vanguard LifeStrategy Growth Fund, a more aggressive mix of stocks, bonds and cash reserves.

All of the administrative expenses of the Plan are paid by the Company with the exception of loan application fees. All investment expenses are paid from the investment funds.

In order to preserve any protected benefits, rights or features under any plans which are merged into the EDS 401(K) Plan, the Plan was amended, effective December 30, 1988, to specifically prohibit the reduction or elimination of any benefit, right or feature protected under IRC Section 411 (d) (6).

(b)     Contributions

Each year, contributions to the Plan are made on a pre-tax basis. Participants may elect to defer between 1% and 20% of their total compensation subject to: (1) a maximum annual contribution of $10,500 in 2001 and 2000, (2) a maximum annual eligible compensation of $170,000 per participant beginning January 1, 2000, and (3) IRS limitations imposed to ensure that highly compensated employees do not defer a disproportionate higher percentage of compensation than the nonhighly compensated portion of the population. The total annual additions to a participant's individual account may not exceed the lesser of $30,000 or 25% of the participant's total compensation as defined in the Plan. Annual additions for purposes of this test are defined as contributions less any rollover contributions made during the year. If the participant is enrolled in other Company employee benefit plans sponsored by the Company, the annual additions are subject to other limitation tests.

A participant may elect to change his/her designated percentage of compensation deferred.

The Company matches 25% of employee contributions up to 6% of an employee's salary. The matching contributions will be made in EDS stock which is restricted from trade for two-years, based on the trade date (see note 7).

Effective January 1, 2000, participants in the Plan and the Electronic Data Systems Corporation Retirement Plan were eligible to make a PPA Choice Allocation election. The PPA Choice Allocation allows a participant to direct up to 33% of their monthly retirement plan credits into the EDS 401(K) Plan. These contributions made by EDS on behalf of the employees are included within employer's contributions, in the accompanying Statement of Changes in Net Assets Available for Benefits, and are invested in accordance with the investment elections made by the individual employees.

(Continued)

          (c)     Withdrawals

Withdrawals may be made from the Plan in certain circumstances. Hardship withdrawals may be made once a participant has exhausted all other available financial resources, including Plan loans, and upon the approval of the Plan Administrator. A participant may then withdraw an amount equal to but not in excess of the expense of the hardship in accordance with requirements of the IRC. In order to obtain such approval from the Plan Administrator, a participant must demonstrate immediate and heavy financial need and meet other plan requirements for withdrawal. In addition, participants age 59 1/2 or above may obtain an in-service withdrawal without being subject to an additional 10% tax penalty. The amount of a participant's withdrawals may not be repaid to the Plan.

(d)     Participant's Individual Account

The Participant's Individual Account is credited with the salary deferral, rollover and matching contributions and the amounts of participant earnings or losses based upon the participants' mix of investments. The benefit to which a participant is entitled is limited to the amount of the participant's individual account.

The participant determines the percentage of the investment contributed to one or more of the investment funds, as well as the investment funds in which such contributions are invested. The percentages may be in any whole percentage increment.

(e)     Vesting

Participants are always 100% vested in their salary deferral and rollover contributions and in the earnings received thereon. Matching contributions vest 40% at two years of credited service and in 20% increments for each year of service thereafter. Forfeitures resulting from nonvested employee terminations are used to reduce Company contributions. For the years ended December 31, 2001 and 2000, total forfeitures used to offset Company contributions were $1,151,229 and $1,351,166.

(f)     Payments of Benefits

On separation of service, age 59 1/2, death, or retirement, a participant may elect to receive a distribution for all or part of the value of his/her account. Eligible participants may elect distribution in the form of a 50% or 100% joint and survivor non-transferable annuity contract purchased on his/her behalf from an insurance company or a single life annuity contract purchased on his/her behalf from an insurance company. Other eligible participant distribution options, requiring spousal consent for married participants, include a lump sum cash distribution, EDS whole stock certificates (for any amount so invested) or periodic payments in monthly, quarterly, or semi-annual installments. Distributions, except annuity payments, may be rolled into another qualified plan or to an individual retirement account.

(g)     Loans

Upon written application of a participant, the Plan Administrator may direct the trustee to make a loan to the participant. The amount of any such loan is limited to fifty percent (50%) of the amount of accumulated contributions to which the participant would be entitled if employment was terminated as of the date the loan is made. No loan may be granted for less than $500. The maximum amount of loans available to a participant is $50,000 reduced by the highest outstanding loan balances from the Plan during the preceding year minus the outstanding loan balances on the date a loan is made. Plan loans and interest must be repaid within five years or upon termination of employment, whichever is earlier. If the outstanding loan is not repaid in full prior to the end of the quarter during which the participant separates, the amount outstanding will be reported to the Internal Revenue Service as income for that calendar year. The Plan allows no more than four outstanding loans at any one time. No more than two Plan loans may be granted in any plan year. The interest rate on loans is based on the published prime rate on the 15th day of the month prior to each participant's application. Interest rates on loans outstanding at December 31, 2001 and 2000 ranged from 6.00% to 12.00% and 8.75% to 12.00%, respectively.

(Continued)

(h)     Net Assets Transferred from (to) Other Plans

The fair value of assets transferred from or to other plans is reflected as of the dates of transfer. These transfers relate to the transition of employees to or from EDS during the year.

(2)     Summary of Significant Accounting Policies

          (a)     Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

(b)     Investments

The Plan's investments are stated at fair value based on quoted market prices except for its investment contracts with insurance companies, which are stated at contract value, which approximates fair value. The average cost method is used to calculate gains and losses on the sale of investments. Purchases and sales of investments are recorded on a trade date basis. Participant loans are presented in the accompanying financial statements at unpaid principal balance, which approximates fair value.

(c)     Investment Income

Income from investments is recorded as it is earned. Dividends are recorded on the ex-dividend date.

(d)     Benefits

Benefits are recorded when paid.

(e)     Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

(3)     Plan Termination

While it has not expressed any intention to do so, the Company has the right to terminate the Plan at any time by majority vote of the Company's Board of Directors subject to the provisions of ERISA.

(Continued)

(4)     Investments

The trustee of the Plan holds the investments of the Plan in trust on behalf of the participants and beneficiaries. Consistent with the fiduciary standards of ERISA, the Plan Administrator believes safeguards are adhered to in protecting the interests of Plan participants and their beneficiaries.

The following table presents the fair value/contract value of the Plan's investments at December 31, 2001 and 2000. Investments that represent 5% or more of the Plan's net assets are separately identified.

	2001		2000
	Number of shares or units	Fair value/ contract value	Number of shares or units	Fair value/ contract value
Income Fund (1)	-	$ 240,988,642	-	$ 204,773,572
EDS Stock Fund (1) (2)	18,337,915	533,816,698	19,762,432	485,167,718
Vanguard Wellington Fund (1)	16,084,171	438,454,488	13,493,966	380,664,774
Vanguard U.S. Growth Portfolio (1)	15,093,855	284,519,159	14,172,339	391,865,170
Vanguard International Growth (1)	7,944,520	119,247,246	7,325,421	138,230,685
Vanguard Growth and Income (1)	11,131,630	313,911,955	10,383,337	332,889,780
Vanguard Explorer Fund (1)	2,419,538	145,922,349	2,104,128	126,437,026
Vanguard Bond Index Fund	6,183,923	62,704,984	2,909,247	28,976,098
Vanguard Money Market Reserves (1)	143,199,763	143,199,763	100,962,176	100,962,176
Vanguard 500 Index Fund (1)	1,297,278	137,368,790	926,486	112,901,611
Vanguard Federal Money Market Fund	8,592,863	8,592,863	1,293,104	1,293,104
Vanguard LifeStrategy Conservative Growth Fund	681,294	9,578,987	421,499	6,196,032
Vanguard LifeStrategy Growth Fund	1,707,816	29,767,232	1,368,343	26,805,842
Vanguard LifeStrategy Moderate Growth Fund	2,564,098	40,846,084	1,451,864	25,030,137
Loan Fund (3)	-	51,977,454	-	49,838,350
		$ 2,560,896,694		$ 2,412,032,075
		===========		===========

(1)   Represents 5% or more of Plan assets.
(2)   A portion of this fund consists of nonparticipant-directed investments. See note 7.
(3)   7,331 and 11,833 loans in 2001 and 2000, respectively, loans outstanding from $1 to $50,000 in 2001 and 2000, with interest rates from 6.00% to 12.00% and 8.75% to 12.00% in 2001 and 2000, respectively

(Continued)

The Income Fund invests in managed structured investment contracts. Under these arrangements, the Plan enters into a benefit-responsive wrap agreement with a financial institution at a stated yield on fixed income securities purchased by the Plan. The fixed income securities and wrap agreements considered together are stated at contract value since participants are guaranteed return of principal and interest. The fair value of the fixed income securities at December 31, 2001 and 2000 is $244,160,317 and $206,068,494, respectively. The following table presents information regarding investments in the Income Fund at December 31, 2001 and 2000.

Description of investment	2001		2000
Identity of party	Crediting rate of interest	Average Yield	Crediting rate of interest	Average Yield
Income Fund:
Managed synthetic investment contracts:
AIG Financial products #129863	7.09%	6.16%	6.87%	6.52%
AIG Financial products #210411	4.64%	6.16%	5.09%	6.52%
AIG Financial products #332010	5.85%	6.16%	-	-
AIG Financial products #358316	4.36%	6.16%	-	-
Cassie des Depots et Consignations:
#338-01	6.23%	6.16%	6.23%	6.52%
#338-02	5.96%	6.16%	5.96%	6.52%
#338-03	6.65%	6.16%	5.58%	6.52%
#338-04FA	5.43%	6.16%	6.19%	6.52%
#1138-01	-	-	7.36%	6.52%
#1138-02	-	-	6.65%	6.52%
#1138-03	5.74%	6.16%	-	-
#1138-04	5.38%	6.16%	-	-
#1138-05	4.79%	6.16%	-	-
NatWest Bank #212MA	6.52%	6.16%	6.73%	6.52%
RaboBank #089501	6.78%	6.16%	6.20%	6.52%
RaboBank #069701	-	-	6.58%	6.52%
RaboBank #039901	5.67%	6.16%	5.82%	6.52%
RaboBank #110101	5.61%	6.16%	-	-
RaboBank #120001	5.75%	6.16%	6.13%	6.52%
State Street Bank #101017	6.15%	6.16%	-	-
State Street Bank #101034	5.78%	6.16%	-	-
State Street Bank #101051	6.06%	6.16%	-	-
State Street Bank #99004	6.91%	6.16%	6.03%	6.52%
State Street Bank #99005	-	-	5.47%	6.00%
Union Bank of Switzerland #2081	6.49%	6.16%	6.95%	6.52%
Union Bank of Switzerland #2107	6.84%	6.16%	6.32%	6.52%
West Deutsche LB #079	6.89%	6.16%	6.18%	6.52%
West Deutsche LB #4007	6.36%	6.16%	6.56%	6.52%
Wrap agreements	Various	6.16%	Various	6.52%

(Continued)

During 2001 and 2000, the Plan's investments had net realized and unrealized gains (losses) as follows:

	2001	2000
Common stock	$ 93,958,339	$ (37,650,491)
Mutual funds	(229,461,704)	(286,651,612)
Net depreciation in fair value of investments	$ (135,503,365)	$ (324,302,103)
	============	============

(5)     Related Party Transactions

As stated previously in note 1, the EDS Stock Fund consists of EDS common stock. Additionally, the Vanguard Investment Funds consist of investments in various Vanguard managed mutual funds.

(6)     Income Tax Status

The Plan obtained its latest determination letter on July 18, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter to allow for investments in the EDS Stock Fund, the employer match, changes to comply with legislative requirements and other amendments. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

(7)     Nonparticipant-directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the EDS Stock Fund, a nonparticipant-directed investment, are set out below. At such time that the EDS stock contributions made in-kind as the employer match are no longer subject to any restrictions, the participant then directs the investment of such investments.

	Year ended December 31,
	2001	2000
Net assets - beginning of year	$ 84,347,172	$ 62,845,523
Changes in net assets:
Contributions	37,531,345	34,710,914
Dividends	1,036,865	728,048
Net appreciation (depreciation)	20,070,605	(7,128,762)
Benefits paid to participants	(3,932,384)	(5,039,006)
Transfers to participant-directed investments	(3,686,030)	(1,769,545)
Net assets - end of year	$135,367,573	$ 84,347,172
	==========	==========

(8)     Subsequent Event

Effective May 2002, the Plan switched the recordkeeping and trustee function of the Plan to Hewitt Associates and State Street, respectively, from the Vanguard Fiduciary Trust Company. All plan assets were transferred as of May 15, 2002.

Schedule 1

EDS 401(k) PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2001

Description of investment
Identity of party	Maturity date	Rate of interest	Number of shares or units	Current/ Contract value
Income Fund:
Managed synthetic investment contracts:
AIG Financial products #129863	--	7.09%	--	$ 21,151,105
AIG Financial products #210411	9/28/01	4.64%	--	--
AIG Financial products #332010	6/30/06	5.85%	--	6,155,345
AIG Financial products #358316	--	4.36%	--	5,031,669
Cassie des Depots et Consignations:
#338-01	7/31/02	6.23%	--	2,901,810
#338-02	12/31/02	5.96%	--	3,315,425
#338-03	1/15/05	6.65%	--	4,879,431
#338-04FA	9/10/05	5.43%	--	5,015,234
#1138-03	3/31/05	5.74%	--	5,187,050
#1138-04	9/29/06	5.38%	--	6,085,074
#1138-05	--	4.79%	--	6,009,237
NatWest Bank #212MA	9/30/04	6.52%	--	13,901,391
RaboBank #089501	--	6.78%	--	16,334,304
RaboBank #110101	12/29/06	5.61%	--	5,024,735
RaboBank #120001	6/30/05	5.75%	--	10,452,270
RaboBank #039901	12/31/03	5.67%	--	4,672,416
State Street Bank #101017	12/30/05	6.15%	--	5,266,766
State Street Bank #101034	3/31/06	5.78%	--	10,433,951
State Street Bank #101051	3/31/06	6.06%	--	4,144,595
State Street Bank #95004	--	6.91%	--	14,257,062
Union Bank of Switzerland #2081	6/30/03	6.49%	--	28,066,777
Union Bank of Switzerland #2107	--	6.84%	--	17,168,719
West Deutsche LB #079	--	6.89%	--	20,316,913
West Deutsche LB #4007	6/30/04	6.36%	--	17,561,632
Wrap agreements	--	--	--	(2,793,989)
Vanguard Money Market Reserves -
Prime Portfolio (no guaranteed rate)	--	2.12%	--	10,577,359
Income Fund Payable	--	--	--	(127,639)
Total Income Fund				240,988,642
EDS Stock Fund* (1)	--	--	18,337,915	533,816,698
Vanguard/Wellington Fund*	--	--	16,084,171	438,454,488
Vanguard U.S. Growth Portfolio*	--	--	15,093,855	284,519,159
Vanguard International Growth Portfolio*	--	--	7,944,520	119,247,246
Vanguard Growth and Income Portfolio*	--	--	11,131,630	313,911,955
Vanguard Explorer Fund*	--	--	2,419,538	145,922,349
Vanguard Bond Index Fund*	--	--	6,183,923	62,704,984
Vanguard Money Market Reserves -Prime Portfolio*	--	--	143,199,763	143,199,763
Vanguard 500 Index Fund*	--	--	1,297,278	137,368,790
Vanguard Federal Money Market Fund*	--	--	8,592,863	8,592,863
Vanguard LifeStrategy Conservative Growth Fund*	--	--	681,294	9,578,987
Vanguard LifeStrategy Growth Fund*	--	--	1,707,816	29,767,232
Vanguard LifeStrategy Moderate Growth Fund*	--	--	2,564,098	40,846,084
Loan Fund*	--	6% to 12%	--	51,977,454
Total assets held for investment purposes				$ 2,560,896,694
				=========
(1) The cost basis of nonparticipant-directed investments is $107,138,759 * Party-in-interest See accompanying independent auditors' report.

15 - 16

Schedule 2

EDS 401(K) PLAN

Schedule H, Line 4j - Schedule of Reportable Transactions

For the year ended December 31, 2001

Identity of party	Description of asset	Number of transactions	Purchase price	Selling price	Cost of asset	Market value of asset on transaction date	Net gain
EDS	EDS Stock Fund	248	191,007,625	-	-	191,007,625	-
EDS	EDS Stock Fund	248	-	235,675,819	198,795,708	235,675,819	36,880,111
See accompanying independent auditors' report.